Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞(開曼)有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2025

The Board of ZTO Express (Cayman) Inc. is pleased to announce the unaudited interim consolidated results of the Group for the six months ended June 30, 2025, together with the comparative figures for the corresponding period in 2024, which have been prepared in accordance with U.S. GAAP. These interim results have been reviewed by the Audit Committee. The condensed consolidated financial statements of the Group for the six months ended June 30, 2025 have been reviewed by the Auditor in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of Entity” issued by the Hong Kong Institute of Certified Public Accountants.

FINANCIAL HIGHLIGHTS

	For the Six Months Ended June 30,
	2024	2025	Change
	(Unaudited)	(Unaudited)	(%)
	(RMB in thousands, except percentages and per share data)
Revenues	20,685,970	22,723,272	9.8%
Cost of revenues	(14,063,408)	(17,089,655)	21.5%
Gross profit	6,622,562	5,633,617	(14.9)%
Net income	4,061,744	4,003,740	(1.4)%
Net income attributable to ordinary shareholders	4,037,848	3,931,579	(2.6)%
Non-GAAP Financial Measures: EBITDA(1)	7,034,205	6,913,336	(1.7)%
Adjusted EBITDA(2)	8,000,042	7,221,597	(9.7)%
Adjusted net income(3)	5,029,768	4,312,027	(14.3)%
Adjusted net income attributable to ordinary shareholders(4)	5,005,872	4,239,866	(15.3)%
Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders(5)
Basic	6.21	5.31	(14.5)%
Diluted	6.06	5.18	(14.5)%

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

(2)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/ loss on disposal of equity investees and subsidiaries which management aims to better represent the underlying business operations.

(3)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries and corresponding tax impact in which management aims to better represent the underlying business operations.

(4)	Adjusted net income attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as net income attributable to ordinary shareholders of the Group excluding shared-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries which management aims to better represent the underlying business operations.

(5)	Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ADS, respectively.

Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

We believe that such non-GAAP measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income, and provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands, except for share and per share data)
Net income	4,061,744	4,003,740	558,900
Add:
Share-based compensation expense(1)	305,155	223,263	31,166
Impairment of investment in equity investees(1)	672,816	–	–
Impairment of goodwill(1)	–	84,431	11,786
(Gain)/Loss on disposal of equity investees and subsidiaries, net of income taxes	(9,947)	593	83

Adjusted net income	5,029,768	4,312,027	601,935

Net income	4,061,744	4,003,740	558,900
Add:
Depreciation	1,473,049	1,559,378	217,681
Amortization	68,325	76,125	10,627
Interest expenses	199,771	166,988	23,311
Income tax expenses	1,231,316	1,107,105	154,546

EBITDA	7,034,205	6,913,336	965,065

Add:
Share-based compensation expense	305,155	223,263	31,166
Impairment of investment in equity investees	672,816	–	–
Impairment of goodwill	–	84,431	11,786
(Gain)/Loss on disposal of equity investees and subsidiaries	(12,134)	567	79

Adjusted EBITDA	8,000,042	7,221,597	1,008,096

(1)	Net of income taxes of nil

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	4,037,848	3,931,579	548,827
Add:
Share-based compensation expense(1)	305,155	223,263	31,166
Impairment of investment in equity investees(1)	672,816	–	–
Impairment of goodwill(1)	–	84,431	11,786
(Gain)/Loss on disposal of equity investees and subsidiaries, net of income taxes	(9,947)	593	83

Adjusted net income attributable to ordinary shareholders	5,005,872	4,239,866	591,862

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	805,806,731	799,123,030	799,123,030
Diluted	838,836,131	833,360,830	833,360,830

Net earnings per share/ADS attributable to ordinary shareholders
Basic	5.01	4.92	0.69
Diluted	4.90	4.81	0.67

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	6.21	5.31	0.74
Diluted	6.06	5.18	0.72

(1)	Net of income taxes of nil

BUSINESS REVIEW AND OUTLOOK

Business Review during the Reporting Period

We are a leading and fast-growing express delivery company in China. We provide domestic and international express delivery services as well as other value-added logistics services through our extensive and reliable nationwide network coverage in China.

In the first half of 2025, we achieved solid financial and operating results as we continue to improve service quality and operational efficiency amidst intensified industry competition. Our revenue increased by 9.8% from RMB20,686.0 million for the six months ended June 30, 2024 to RMB22,723.3 million for the same period in 2025, primarily due to an increase in express delivery demand driven by the growth of online consumption penetration and our mix shift towards higher-value customers.

Core Express Delivery Business

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers as well as associated returned parcels services. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors, including market conditions and competition as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The delivery service fees we charge the enterprise customers are also based on parcel weight and route distance.

Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain of their costs, including the network transit fees we charge them and other factors, including market conditions and competition as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fees based on market conditions and our operating costs.

Ecosystem of Integrated Solutions

We aim to become an integrated logistics service provider. Building on our core express delivery business, we are expanding our service offerings with a goal to build an ecosystem of express delivery, less-than-truckload (LTL), cross-border, warehousing, aviation, cold chain and commerce solutions. The expansion of our business channels enables us to capture diversified demand. We provide LTL logistics services with a focus on heavy cargo and international express delivery services in Southeast Asia, Africa and other countries; cross border including freight forwarding services; we also provide customers with integrated logistics solutions for warehousing, distribution and transportation.

Logistics Network and Infrastructure

Network Base

We operate a highly scalable and flexible network partnership model to buttress the significant growth of e-commerce in China. We pride ourselves in having established a solid and cohesive network base that covers 99% of cities and counties across China. As of June 30, 2025, we had approximately 6,000 direct network partners operating over 31,000 pickup and delivery outlets and approximately 110,000 last-mile posts nationwide.

We continuously seek to expand our network by connecting with new qualified network partners. We provide training to new partners to ensure quality of performance. We also support our network partners in their construction of last-mile posts, including to the countryside and rural areas, to enhance our last-mile presence and market penetration. Leveraging our experience and resources, we support the upgrading of their throughput capacity as well, which strengthens our service capabilities, sustains our competitiveness and fuels our long-term growth.

Logistics Infrastructure

Our expansive service network is supported by our mission-critical line-haul transportation and sorting infrastructure. As of June 30, 2025, our logistics infrastructure network comprised 94 sorting hubs with 690 automation lines and approximately 3,900 line-haul routes serviced by over 10,000 self-owned line-haul trucks, out of which more than 9,400 were high capacity 15 to 17-meter-long models.

To increase our parcel handling capacity and our ability to handle volume surges, we continuously invest in our logistical infrastructure of sorting hubs and line-haul fleets to effectively address logistical bottlenecks. Our automated sorting lines are a result of our continuous adoption of new technology solutions in automation hardware and software to increase operating efficiency. We also control the route planning and vehicle dispatch of our entire line-haul transportation network. Leveraging our technological know-how, we have systematically introduced mechanisms to increase the fleet load rates and transportation efficiency as parcel volume increased.

Technology Infrastructure

Our self-developed and centralized Zhongtian system is the technology backbone for the efficient management of our complex network operations and delivery services. It has over hundreds of modules with numerous functionalities and features covering all scenarios of our business and operations, including our operational management, network management, settlement, finance and other integrated systems and mobile apps connecting our network partners.

For instance, we have developed a suite of technologies and proprietary algorithms for real-time monitoring, order dispatchment and forecasting to support the high-throughput processing of over 100 million orders per day. Utilizing the accumulated big data of parcel traffic and volume, our intelligent routing algorithms are able to dynamically model and predict future parcel volume, and adjust manpower and transport resource allocation to achieve optimal transportation time and costs. We have also implemented key checkpoints throughout the service value chain aimed at the timely identification and rectification of logistical bottlenecks, so as to ensure the smooth end-to-end operation of our express delivery services.

The continuous digitization and intelligentization of our operations enable us to address mismatch between volume and delivery capacity, which optimizes dispatch schedules and improves order fulfilment rate, all while lowering our operating costs. Our continued efforts in upgrading our technology infrastructure to promote intelligent logistics have contributed to the decrease in our combined unit cost of sorting and transportation for the six months ended June 30, 2025 compared to the same period in 2024.

Environment, Social and Governance (ESG)

The express delivery industry plays a critical role in reducing distribution costs and supporting the development of many related industries; it enables consumers to buy more and better products at lower cost; it helps merchants to reduce costs while improving efficiency and creating value; it improves the distribution of products and reduces logistics cost across the whole country, making manufacturing and agricultural industries more competitive.

ZTO has been proactively contributing to sustainable development for the benefit of our society and environment, while constantly enhancing corporate governance capability in areas such as compliance operations and risk control. Over the past twenty years, ZTO has evolved from serving ourselves to serving people and now to serving society, by continuing to build a platform that is increasingly beneficial to society, ZTO has accumulated more resources, connected and empowered more people, and achieved integrated development, cooperation and win-win together with all kinds of partners. As its express delivery business matures, ZTO is actively building an expansive ecosystem that will transform us into a comprehensive logistics supplier that will help the whole society reduce logistics costs. ZTO has taken the initiative to fulfill its social responsibilities, for instance by working to develop a more “green” express delivery service, guaranteeing safety, helping with economic development, and creating more value for society.

The Company has published our annual ESG reports since 2019, detailing our key initiatives and development in areas pertaining to environmental, social and corporate governance issues. The ESG reports are available at http://zto.investorroom.com/.

Important Events after the Reporting Period

Save as disclosed in this announcement, no significant events affecting the Group have occurred since the end of the Reporting Period and up to the date of this announcement.

Business Outlook

Since its establishment in 2002, ZTO has always adhered to the philosophy of shared-success, paid attention to infrastructure development and its efficient utilization to establish our competitive advantage, and we have consistently stayed relevant in promoting fair and equitable sharing of burden and benefits amongst all participants of our business endeavors. Our leading position at present in the express delivery industry in terms of service quality, scale and profitability is the result of the common goal and concerted win-win cooperation by everyone under the ZTO brand.

Looking ahead, we are confident in the growth prospects of China’s express delivery industry. Staying practical and improving digitization and data-driven process improvements will continuously enhance ZTO’s competitive edge; altruistic service mindset will propel us to grow our business big and strong as well as to take on greater responsibility towards the country and the society; the balanced approach and increases in service quality, scale and reach plus higher earnings will bring about meaningful payback to everyone who participates, supports and invests in us.

Based on current market conditions and current operations, the Company revises down its previously stated annual guidance. Parcel volume for 2025 is expected to be in the range of 38.8 billion to 40.1 billion, representing a 14% to 18% increase year over year. Such estimates represent management’s current and preliminary view, which are subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues

	For the Six Months Ended June 30,
	2024	2025	% of revenues
	(Unaudited)	(Unaudited)
	(RMB in thousands, except percentages)
Revenues:
Express delivery services	19,116,095	21,106,041	92.9
Freight forwarding services	435,989	359,477	1.5
Sale of accessories	1,065,484	1,196,066	5.3
Others	68,402	61,688	0.3

Total revenues	20,685,970	22,723,272	100.0

Core Express Delivery Business

Revenues from our core express delivery business increased by 10.4% from RMB20,250.0 million for the six months ended June 30, 2024 to RMB22,363.8 million for the same period in 2025 as a result of a 17.7% growth in parcel volume and a 6.2% decrease in parcel unit price. A substantial part of such revenue is derived from services provided to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. For the six months ended June 30, 2025, such fees represented 74.4% of our total revenue from express delivery services. The remaining portion of our revenue from express delivery services was derived from enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. KA revenue including delivery fees from direct sales organizations established to serve core express KA customers, increased by 140.9% which is driven by an increase in e-commerce return parcels.

Freight Forwarding Services

We provide freight forwarding services through the acquired business of China Oriental Express Co., Ltd., a major freight forwarding and international logistics service provider in Hong Kong and Shenzhen. For the six months ended June 30, 2025, revenue from such services decreased by 17.5% compared to the same period in 2024.

Sale of Accessories and Others

Revenue from sale of accessories largely consisted of sales of thermal paper used for digital waybills’ printing. For the six months ended June 30, 2025, revenue from sale of accessories and others increased by 12.3% compared to the same period in 2024. Other revenues were mainly derived from financing services.

Cost of Revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:

	For the Six Months Ended June 30,
	2024	2025	% of revenues
	(Unaudited)	(Unaudited)
	(RMB in thousands, except percentages)
Line-haul transportation cost	6,654,616	6,774,009	29.8
Sorting hub operating cost	4,395,871	4,729,435	20.8
Freight forwarding cost	405,106	343,028	1.5
Cost of accessories sold	293,140	284,463	1.3
Other costs	2,314,675	4,958,720	21.8

Total cost of revenues	14,063,408	17,089,655	75.2

Total cost of revenues increased by 21.5% from RMB14,063.4 million for the six months ended June 30, 2024 to RMB17,089.7 million for the six months ended June 30, 2025.

•	Line haul transportation cost was RMB6,774.0 million, an increase of 1.8% from RMB6,654.6 million in the same period of 2024. The unit transportation cost decreased by 14.0% or 6 cents mainly attributable to better economies of scale, decreased fuel price and more effective route planning.

•	Sorting hub operating cost was RMB4,729.4 million, an increase of 7.6% from RMB4,395.9 million in the same period of 2024. The increase primarily consisted of (i) RMB228.0 million increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement, and (ii) RMB172.0 million increase in depreciation and amortization costs associated with equipment and facilities. Sorting hub operating cost per unit decreased by 7.1% or 2 cents as automation and standardization in operating procedures plus effective performance evaluation continued to dig deep for productivity gain. As of June 30, 2025, 690 sets of automated sorting equipment were in service, compared to 515 sets as of June 30, 2024.

•	Freight forwarding cost was RMB343.0 million, representing a decrease by 15.3% compared with RMB405.1 million in the same period of 2024 as freight forwarding revenue declined.

•	Cost of accessories sold was RMB284.5 million, representing a decrease by 3.0% compared with RMB293.1 million in the same period of 2024.

•	Other costs were RMB4,958.7 million, an increase of 114.2% from RMB2,314.7 million in the same period of 2024, which includes an increase of RMB2,312.3 million for serving higher-valued enterprise customers.

Gross Profit

Gross profit decreased by 14.9% from RMB6,622.6 million for the six months ended June 30, 2024 to RMB5,633.6 million for the six months ended June 30, 2025. Our gross profit margin decreased to 24.8% for the six months ended June 30, 2025 from 32.0% for the same period of 2024.

Operating Expenses

Total operating expenses decreased by 34.0% to RMB753.2 million for the six months ended June 30, 2025 from RMB1,140.7 million for the same period of 2024.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 8.6% from RMB1,489.6 million for the six months ended June 30, 2024 to RMB1,361.1 million for the six months ended June 30, 2025. This decrease was primarily due to an RMB88.7 million reduction in compensation and benefit expenses.

Other operating income, net. Our net other operating income increased by 74.2% from RMB349.0 million for the six months ended June 30, 2024 to RMB607.9 million for the six months ended June 30, 2025. Other operating income mainly consisted of (i) RMB478.6 million of government subsidies and tax rebates, and (ii) RMB96.0 million of rental and other income.

Income from Operations

Our income from operations was RMB4,880.5 million for the six months ended June 30, 2025, a decrease of 11.0% from RMB5,481.9 million for the same period last year. Operating margin rate decreased to 21.5% from 26.5% in the same period last year.

Other Income and Expense

Interest income . Our interest income decreased by 23.6% from RMB533.1 million for the six months ended June 30, 2024 to RMB407.1 million for the six months ended June 30, 2025.

Interest expense . Our interest expense decreased by 16.4% from RMB199.8 million for the six months ended June 30, 2024 to RMB167.0 million for the six months ended June 30, 2025.

Gain from fair value changes of financial instruments . Our gain from fair value changes of financial instruments was RMB33.0 million for the six months ended June 30, 2025, compared with a gain of RMB97.6 million in the same period last year. Such gain or loss from fair value changes of the financial instruments is quoted by commercial banks according to market-based estimation of future redemption prices.

Impairment of goodwill. Our impairment of goodwill was RMB84.4 million for the six months ended June 30, 2025, related to the acquisition of China Oriental Express Co., Ltd.’s core freight forwarding business in October 2017. This non-recurring charge was recognized as the fair value of the acquired operations declined below its carrying amount during the period.

Foreign currency exchange gain . Our foreign currency exchange gain decreased by 39.8% from RMB20.6 million for the six months ended June 30, 2024 to RMB12.4 million for the six months ended June 30, 2025, mainly due to the fluctuation of the foreign currency-denominated bank deposits against the Chinese Renminbi.

Income Tax Expense

Our income tax expense decreased by 10.1% from RMB1,231.3 million for the six months ended June 30, 2024 to RMB1,107.1 million for the six months ended June 30, 2025. Overall income tax rate decreased by 1.6 percentage points during the reporting period compared to the same period last year, primarily due to non-tax-deductible impairment losses recorded in the same period last year: (i) RMB478.4 million on the investment in Cainiao Smart Logistics Network Limited upon a tender offer repurchase, (ii) RMB194.5 million related to the investment in Cainiao subsidiary Zhejiang Yizhan Network Technology Co., Ltd. This decrease was partially offset by a RMB112.0 million increase in withholding tax on dividend payable to ZTO Express (Hong Kong) Limited during the reporting period.

Net Income

As a result of the foregoing, our net income decreased by 1.4% from RMB4.1 billion for the six months ended June 30, 2024 to RMB4.0 billion for the six months ended June 30, 2025.

Future Plans for Material Investments or Capital Asset

As of June 30, 2025, we did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of June 30, 2025, our gearing ratio was 31.5%, compared to 32.1% as of December 31, 2024, calculated by dividing total liabilities by total assets.

Liquidity and Capital Resources

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of June 30, 2025, our cash and cash equivalents, restricted cash and short-term investments were RMB13,291.8 million, RMB22.7 million, and RMB13,232.5 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. As of June 30, 2025, approximately 83.6% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 83.3% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

As of June 30, 2025, we had outstanding principal amount of short-term bank borrowings and long-term borrowings of RMB11.0 billion and RMB180.0 million, respectively. The weighted average interest rate of short-term borrowings and long-term borrowings drawn were 1.41% and 2.76% in the six months ended June 30, 2025. All of the bank borrowings of the Group were denominated in RMB and were at fixed interest rate.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all. Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through the Contractual Arrangements.

Significant Investments

We did not make or hold any significant investments during the six months ended June 30, 2025.

Material Acquisitions and Disposals

During the Reporting Period, we did not conduct any material acquisitions or disposals of subsidiaries, associates or joint ventures.

Pledge of Assets

As of June 30, 2025, our interest-bearing time deposits of RMB3.6 billion were used as pledge for the issuance of bank acceptance notes.

Foreign Exchange Risk

Our revenues, expenses and assets and liabilities are mainly denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk. To date, we have entered into some hedging transactions, such as foreign currency deposits, foreign currency forward contract and options, to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of June 30, 2025, we had RMB4,375.0 million of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB397.7 million in our cash and cash equivalents, restricted cash and short-term investment.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. Our exposure to interest rate risk also arises from our borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Contingent Liabilities

We had no material contingent liabilities as of June 30, 2025.

Capital Expenditures and Capital Commitment

In connection with the purchases of property and equipment, purchases of land use rights and the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB3.1 billion for the six months ended June 30, 2025 (six months ended June 30, 2024: RMB3.0 billion). We intend to fund our future capital expenditures with our existing cash balance and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of June 30, 2025 amounted to RMB6.0 billion. All of these capital commitments will be fulfilled based on the construction progress.

Employees and Remuneration

As of June 30, 2025, we had a total of 23,913 employees. The following table sets out the breakdown of our own employees by function as of June 30, 2025:

Functional Area	Number of Employees	% of Total
Sorting	7,716	32.3
Transportation	3,337	14.0
Management and Administration	4,453	18.6
Operation Support & Customer Service	6,918	28.9
Technology and Engineering	1,080	4.5
Sales and Marketing	409	1.7

Total	23,913	100.0

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Our total remuneration cost of employees of the Group without share-based compensation expense incurred from the six months ended June 30, 2025 was RMB1,590.3 million, as compared to RMB1,717.8 million for the six months ended June 30, 2024.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor agreements with our employees and, in addition, enter into confidentiality and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the key employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company had in place the cash incentive scheme through ZTO ES and the 2024 Plan during the Reporting Period. Further details in respect of share incentive plans are set out in the annual report of the Company for the year ended December 31, 2024.

CORPORATE GOVERNANCE

Compliance with the CG Code

The Company is committed to maintaining high standards of corporate governance to safeguard the interests of the shareholders and to enhance corporate value and accountability. During the six months ended June 30, 2025 and up to the date of this announcement, the Company has complied with all the code provisions as set forth in Part 2 of the CG Code in Appendix C1 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Meisong LAI currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code

The Company has adopted the Code for Dealings in Securities by Management (the “Code”), with terms no less exacting than the Model Code as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code and the Model Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established an audit committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of two independent non-executive Directors, namely Mr. Herman YU, Mr. Qin Charles HUANG and a non-executive Director, namely Mr. Xing LIU. Mr. Herman YU is the chairman of the Audit Committee. We have determined that Mr. Herman YU, Mr. Xing LIU and Mr. Qin Charles HUANG each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. We have determined that Mr. Herman YU (being our independent non-executive Director with the appropriate professional qualifications) qualifies as an “audit committee financial expert” and as the chairman of the Audit Committee. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing and discussing with the independent auditors their annual audit plan, including the timing and scope of audit activities, and monitor such plan’s progress and results during the year;

•	reviewing with management, the Company’s independent auditors and the Company’s internal auditing department, the information which is required to be reported by the independent auditor;

•	resolving all disagreements between the Company’s independent auditors and management regarding financial reporting;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee has reviewed the unaudited condensed consolidated interim results of the Group for the six months ended June 30, 2025 and has met with the independent auditor of the Company, Deloitte Touche Tohmatsu. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company. The condensed consolidated financial statements of the Group for the six months ended June 30, 2025 have been reviewed by the Auditor in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

During the Reporting Period, the Company repurchased a total of 352,791 ADSs on the NYSE (representing the same number of Class A ordinary shares (the “Repurchased Shares”)) for an aggregate consideration of US$6,341,912.13 (before expense). As at the date of this announcement, all the Repurchased Shares have been cancelled.

Particulars of the repurchases made by the Company during the Reporting Period are as follows:

NYSE

Month 2025	Number of ADSs repurchased	Highest price paid per ADS	Lowest price paid per ADS	Total consideration paid (before expense)
		(US$)	(US$)	(US$)
January	352,791	18.00	17.90	6,341,912.13

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed (including sale of treasury shares as defined under the Listing Rules) on the Hong Kong Stock Exchange or NYSE during the six months ended June 30, 2025. The Company did not hold any treasury shares as defined under the Listing Rules as at June 30, 2025.

Interim Dividend

The Board has approved an interim dividend of US$0.30 per ADS and ordinary share for the six months ended June 30, 2025, to holders of its ordinary shares and ADSs as of the close of business on September 30, 2025. The dividend payment represents a 40% dividend payout ratio. For holders of Class A and Class B ordinary shares, in order to qualify for entitlement to the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 30, 2025 (Hong Kong Time). The payment date is expected to be October 24, 2025 for holders of Class A and Class B ordinary shares, and October 31, 2025 for holders of ADSs.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Notes	2024	As of June 30, 2025
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
				(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents		13,465,442	13,291,796	1,855,463
Restricted cash		37,517	22,684	3,167
Accounts receivable, net	3	1,503,706	1,395,625	194,822
Financing receivables, net		1,178,617	885,730	123,643
Short-term investment		8,848,447	13,232,512	1,847,187
Inventories		38,569	47,902	6,687
Advances to suppliers		783,599	752,190	105,002
Prepayments and other current assets		4,329,664	4,806,581	670,973
Amounts due from related parties	9	168,160	85,585	11,947
Total current assets		30,353,721	34,520,605	4,818,891
Investments in equity investees		1,871,337	1,890,758	263,940
Property and equipment, net	4	33,915,366	34,861,771	4,866,516
Land use rights, net		6,170,233	6,266,927	874,829
Intangible assets, net		17,043	13,944	1,947
Operating lease right-of-use assets		566,316	491,684	68,636
Goodwill		4,241,541	4,157,111	580,310
Deferred tax assets		984,567	1,098,960	153,409
Long-term investment		12,017,755	9,054,110	1,263,905
Long-term financing receivables, net		861,453	1,057,892	147,676
Other non-current assets		919,331	840,081	117,271
Amounts due from related parties-non current	9	421,667	366,917	51,219
TOTAL ASSETS		92,340,330	94,620,760	13,208,549

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings		9,513,958	11,046,963	1,542,097
Accounts payable	5	2,463,395	2,415,671	337,215
Advances from customers		1,565,147	1,660,272	231,765
Income tax payable		488,889	354,127	49,434
Amounts due to related parties	9	202,766	131,294	18,328
Operating lease liabilities, current		183,373	168,746	23,556
Dividends payable		14,134	14,345	2,002
Convertible senior notes		7,270,081	7,156,412	998,997
Other current liabilities		6,571,492	5,506,921	768,735

		As of December 31,
	Notes	2024	As of June 30, 2025
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
				(Note 2(d))
Total current liabilities		28,273,235	28,454,751	3,972,129
Long-term bank borrowing		–	180,000	25,127
Non-current operating lease liabilities		377,717	321,857	44,930
Deferred tax liabilities		1,014,545	808,346	112,841
TOTAL LIABILITIES		29,665,497	29,764,954	4,155,027
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 810,339,182 shares issued and 798,622,719 shares outstanding as of December 31, 2024; 804,468,490 shares issued and 799,752,637 shares outstanding as of June 30, 2025)	10	523	519	72
Additional paid-in capital		24,389,905	24,358,069	3,400,255
Treasury shares, at cost (7,774,535 and 1,801,637 shares as of December 31, 2024 and June 30, 2025, respectively)		(1,131,895)	(271,027)	(37,834)
Retained earnings		39,098,553	40,354,210	5,633,231
Accumulated other comprehensive loss		(294,694)	(244,162)	(34,083)
ZTO Express (Cayman) Inc. shareholders’ equity		62,062,392	64,197,609	8,961,641
Non-controlling interests		612,441	658,197	91,881

Total Equity		62,674,833	64,855,806	9,053,522

TOTAL LIABILITIES AND EQUITY		92,340,330	94,620,760	13,208,549

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Amounts in thousands, except for share and per share data)

		Six months ended June 30,
	Notes	2024	2025
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
				(Note 2(d))
Revenues (including related party revenue of RMB111,354 and RMB222,316 for the six months ended June 30, 2024 and 2025, respectively)	2(e)	20,685,970	22,723,272	3,172,046
Cost of revenues (including related party cost of revenues of RMB608,562 and RMB647,473 for the six months ended June 30, 2024 and 2025, respectively)		(14,063,408)	(17,089,655)	(2,385,624)

Gross profit		6,622,562	5,633,617	786,422
Operating (expenses)/income
Selling, general and administrative		(1,489,619)	(1,361,098)	(190,002)
Other operating income, net		348,955	607,943	84,866

Total operating expenses		(1,140,664)	(753,155)	(105,136)

Income from operations		5,481,898	4,880,462	681,286
Other income/(expenses)
Interest income		533,098	407,124	56,832
Interest expense		(199,771)	(166,988)	(23,311)
Gain from fair value changes of financial instruments		97,582	32,978	4,604
Gain/(loss) on disposal of equity investees and subsidiaries and others		12,134	(567)	(79)
Impairment of investment in equity investees		(672,816)	-	-
Impairment of goodwill		-	(84,431)	(11,786)
Foreign currency exchange gain		20,562	12,375	1,727

		Six months ended June 30,
	Notes	2024	2025
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
				(Note 2(d))
Income before income tax and share of gain in equity method investments		5,272,687	5,080,953	709,273
Income tax expense	6	(1,231,316)	(1,107,105)	(154,546)
Share of gain in equity method investments		20,373	29,892	4,173
Net income		4,061,744	4,003,740	558,900
Net income attributable to non-controlling interests		(23,896)	(72,161)	(10,073)

Net income attributable to ZTO Express (Cayman) Inc.		4,037,848	3,931,579	548,827
Net income attributable to ordinary shareholders		4,037,848	3,931,579	548,827

Net earnings per share attributable to ordinary shareholders	8
Basic		5.01	4.92	0.69
Diluted		4.90	4.81	0.67

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic		805,806,731	799,123,030	799,123,030
Diluted		838,836,131	833,360,830	833,360,830

Net income		4,061,744	4,003,740	558,900
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment		(117,560)	50,532	7,054
Comprehensive income		3,944,184	4,054,272	565,954
Comprehensive income attributable to non-controlling interests		(23,896)	(72,161)	(10,073)
Comprehensive income attributable to ZTO Express (Cayman) Inc.		3,920,288	3,982,111	555,881

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Treasury shares, at cost	Retained earnings	Accumulated other comprehensive (loss)/income	Total	Non- controlling interests	Total Equity
	Number of outstanding shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2024 (Audited)	804,719,252	525	24,201,745	(510,986)	36,301,185	(190,724)	59,801,745	478,663	60,280,408
Net income	–	–	–	–	4,037,848	–	4,037,848	23,896	4,061,744
Foreign currency translation adjustments	–	–	–	–	–	(117,560)	(117,560)	–	(117,560)
Share-based compensation and ordinary shares issued for share-based compensation (Note 7)	1,948,849	–	275,498	133,830	(104,173)	–	305,155	–	305,155
Acquisition of non-controlling interests of subsidiaries	–	–	7	–	–	–	7	(10)	(3)
Decrease of non-controlling interests from disposal of subsidiaries	–	–	–	–	–	–	–	(2,630)	(2,630)
Capital contribution from non-controlling interest holders	–	–	–	–	–	–	–	47,276	47,276
Distribution of dividends (Note 11)	–	–	–	–	(3,600,516)	–	(3,600,516)	–	(3,600,516)

Balance at June 30, 2024 (Unaudited)	806,668,101	525	24,477,250	(377,156)	36,634,344	(308,284)	60,426,679	547,195	60,973,874

The accompanying notes are an integral part of these condensed consolidated financial statements.

	ZTO Express (Cayman) Inc. Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Treasury shares, at cost	Retained earnings	Accumulated other comprehensive (loss)/income	Total	Non- controlling interests	Total Equity
	Number of outstanding shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2025 (Audited)	798,622,719	523	24,389,905	(1,131,895)	39,098,553	(294,694)	62,062,392	612,441	62,674,833
Net income	–	–	–	–	3,931,579	–	3,931,579	72,161	4,003,740
Foreign currency translation adjustments	–	–	–	–	–	50,532	50,532	–	50,532
Share-based compensation and ordinary shares issued for share- based compensation (Note 7)	1,482,709	–	204,899	66,270	(47,906)	–	223,263	–	223,263
Repurchase of ordinary shares (Note 10)	(352,791)	–	–	(46,555)	–	–	(46,555)	–	(46,555)
Cancellation of treasury shares	–	(4)	(236,735)	841,153	(604,414)	–	–	–	–
Capital contribution from non-controlling interest holders	–	–	–	–	–	–	–	2,846	2,846
Distribution of dividends (Note 11)	–	–	–	–	(2,023,602)	–	(2,023,602)	–	(2,023,602)
Subsidiary dividend distribution to non-controlling interests	–	–	–	–	–	–	–	(8,960)	(8,960)
Removal of non-controlling interest due to disposal of subsidiaries	–	–	–	–	–	–	–	(20,291)	(20,291)
Balance at June 30, 2025 (Unaudited)	799,752,637	519	24,358,069	(271,027)	40,354,210	(244,162)	64,197,609	658,197	64,855,806

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Amounts in thousands, except for share and per share data)

	Six months ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 2(d))
Cash flows from operating activities
Net cash provided by operating activities	5,511,115	4,531,184	632,529

Cash flows from investing activities
Purchases of property and equipment	(2,646,799)	(2,925,622)	(408,401)
Purchases of land use rights	(322,230)	(146,504)	(20,451)
Investments in equity investees	(51,444)	–	–
Purchases of short-term investment	(8,019,733)	(7,161,709)	(999,736)
Maturity of short-term investment	6,477,127	6,832,109	953,726
Purchases of long-term investment	(3,435,647)	(1,060,000)	(147,970)
Maturity of long-term investment	736,137	252	35
Net cash in (out) in relation to disposal of equity investees and subsidiaries	114,958	(205)	(29)
Loan to employees	(65,340)	(44,042)	(6,148)
Repayments of loan to employees	59,811	44,364	6,193
Others	108,219	139,375	19,457

Net cash used in investing activities	(7,044,941)	(4,321,982)	(603,324)

Cash flows from financing activities
Proceeds from short-term borrowings	11,560,800	10,486,281	1,463,828
Proceeds from Long-term borrowings	–	180,000	25,127
Repayment of short-term borrowings	(8,935,990)	(8,945,827)	(1,248,789)
Repurchase of ordinary shares	–	(46,555)	(6,499)
Capital contribution from non-controlling interest shareholder	2,060	2,846	397
Payment of dividends	(3,600,362)	(2,055,549)	(286,944)

Net cash used in financing activities	(973,492)	(378,804)	(52,880)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	35,077	(32,266)	(4,504)

Net change in cash, cash equivalents and restricted cash	(2,472,241)	(201,868)	(28,179)
Cash, cash equivalents and restricted cash at beginning of period	13,051,310	13,530,947	1,888,847

Cash, cash equivalents and restricted cash at end of period	10,579,069	13,329,079	1,860,668

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the statement of cash flows.

	As of June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited) (Note 2(d))
Cash and cash equivalents	10,542,131	13,291,796	1,855,463
Restricted cash	22,253	22,684	3,167
Restricted cash, non-current (1)	14,685	14,599	2,038
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	10,579,069	13,329,079	1,860,668

Note: (1)	The non-current restricted cash is included in other non-current assets on the condensed consolidated balance sheets.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

ZTO Express (Cayman) Inc. (the “Company”) was incorporated under the laws of Cayman Islands on April 8, 2015. ZTO, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity (“VIE”) (collectively also referred to as the “Group”) are principally engaged in express delivery services in the People’s Republic of China (the “PRC”) through a nationwide network partner model.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of December 31, 2024 and June 30, 2025, results of operations and cash flows for the six months ended June 30, 2024 and 2025. The condensed consolidated balance sheet at December 31, 2024 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2024. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b)	Principles of consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

The Group evaluates the need to consolidate its VIE of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group has (1) the power to direct the activities that most significantly affects the economic performance of the VIE, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and other relevant factors.

(d)	Convenience translation

The Group’s business is primarily conducted in the PRC and almost all of the Group’s revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, solely for the convenience of the readers outside the PRC. Translations of the condensed consolidated balance sheet condensed consolidated statement of comprehensive income and condensed consolidated statement of cash flows from RMB into U.S. dollars as of and for the six months ended June 30, 2025 were calculated at the rate of US$1.00 = RMB7.1636 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2025. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

(e)	Revenue recognition

Disaggregation of revenue

	Six months ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(Unaudited)		(Unaudited)	(Unaudited)
Express delivery services	19,116,095	92.4	21,106,041	2,946,290	92.9
Freight forwarding services	435,989	2.1	359,477	50,181	1.5
Sale of accessories	1,065,484	5.2	1,196,066	166,964	5.3
Others	68,402	0.3	61,688	8,611	0.3

Total revenues	20,685,970	100.0	22,723,272	3,172,046	100.0

Contract assets and liabilities

Contract assets include unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2024 and June 30, 2025.

Contract liabilities consist of advance payments as well as deferred revenue, which were recorded in advances from customers and not material as of December 31, 2024 and June 30, 2025.

(f)	Income taxes

As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

According to ASC 740-270 Interim Reporting, an estimated annual effective tax rate (AETR) on full year estimated ordinary income should first be determined by the Group and the estimated AETR is then applied to year-to-date ordinary income to compute the interim tax provision on ordinary income.

(g)	Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method). Ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive.

On October 27, 2016, the Group’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Group’s authorized share capital were reclassified and redesignated into Class A ordinary shares and Class B ordinary shares. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impact to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

3.	ACCOUNTS RECEIVABLE, NET

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Accounts receivable, gross	1,539,338	1,422,210	198,533
Less: Allowance for credit losses	(35,632)	(26,585)	(3,711)

Total	1,503,706	1,395,625	194,822

The following is an analysis of accounts receivables by age, presented based on the invoice date, which approximated the revenue recognition date.

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Within 6 months	1,366,198	1,319,417	184,184
Between 6 months and 1 year	49,799	12,137	1,694
Between 1 year and 2 years	48,687	25,404	3,546
More than 2 years	74,654	65,252	9,109

Accounts receivable, gross	1,539,338	1,422,210	198,533

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Buildings	24,774,679	27,381,238	3,822,273
Machinery and equipment	10,006,532	10,422,093	1,454,868
Leasehold improvements	1,173,822	1,209,029	168,774
Vehicles	5,544,713	5,521,588	770,784
Furniture, office and electric equipment	1,030,877	1,100,573	153,634
Construction in progress	4,649,302	3,792,710	529,442

Total	47,179,925	49,427,231	6,899,775
Accumulated depreciation	(13,236,644)	(14,549,504)	(2,031,032)
Impairment	(27,915)	(15,956)	(2,227)

Property and equipment, net	33,915,366	34,861,771	4,866,516

Depreciation expenses were RMB1,473,049 (unaudited) and RMB1,635,503 (unaudited) for the six months ended June 30, 2024 and 2025, respectively. Loss on disposal of property and equipment were RMB58,070 (unaudited) and RMB33,200 (unaudited) for the six months ended June 30, 2024 and 2025, respectively.

The Company recorded impairment charges of RMB22,582 (unaudited) and nil (unaudited), related to property and equipment that were expected to be disposed of before the end of their estimated useful lives for the six months ended June 30, 2024 and 2025, respectively.

5.	ACCOUNTS PAYABLE

An aging analysis of the accounts payable as of December 31, 2024 and June 30, 2025, based on the invoice date or inception date at the end of the reporting period, is as follows:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Within 6 months	2,448,751	2,403,058	335,455
Between 6 months and 1 year	9,154	8,068	1,126
Between 1 year and 2 years	2,840	2,530	353
More than 2 years	2,650	2,015	281

Total	2,463,395	2,415,671	337,215

6.	INCOME TAX

The current and deferred portion of income tax expenses included in the condensed consolidated statements of comprehensive income, which were substantially attributable to the Group’s subsidiaries are as follows:

	Six months ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Current tax expenses	1,319,902	1,427,696	199,299
Deferred tax	(88,586)	(320,591)	(44,753)

Total	1,231,316	1,107,105	154,546

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual effective tax rate based on projected accounting incomes for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in a period. As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Group’s effective tax rate for the six months ended June 30, 2024 and 2025 were 23.35% (unaudited) and 21.79% (unaudited), respectively.

7.	SHARE-BASED COMPENSATION

Employee Share Holding Platform

In June 2016, the Group established an employee share holding platform (the “Share Holding Platform”). ZTO Es Holding Limited (“ZTO ES”), a British Virgin Islands company was established as a holding vehicle for the Group’s Share Holding Platform. Four limited liability partnerships (“LLPs”) were established in the PRC as the shareholders of ZTO ES. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees.

On June 28, 2016, the Group issued 16 million ordinary shares to ZTO ES. All shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. The recipient of limited partnership interests is entitled to indirectly all of the economic rights associated with the underlying ordinary shares of the Group and accordingly, at the direction of the employee, ZTO ES will sell the Group’s ordinary shares held in connection with the limited partnership interest owned by the employee and remit the proceeds to the employee. The other shareholder’s rights associated with the Group’s ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Group referred to these limited partner’s partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Group.

In March 2024 and 2025, 6,027,415 and 5,138,560 ordinary share units corresponding to 1,205,483 and 1,027,712 Company’s ordinary shares were granted to certain officers and employees, respectively. The consideration was nil for both of grants. These share awards vested and exercised immediately upon grant. The Group recorded the share-based compensation of RMB183,175 (unaudited) and RMB149,362 (unaudited) based on the market price at US$21.02 and US$20.05 of ordinary shares on the grant date for six months ended June 30, 2024 and 2025, respectively.

2016 Share Incentive Plan

In June 2016, the Board also approved the 2016 share incentive plan (the “2016 Share Incentive Plan”) in order to provide appropriate incentives to directors, executive officers and other employees of the Group. With effect from May 1, 2023, the scheme limit of the 2016 Share Incentive Plan was capped at the existing size of the share award pool as at December 31, 2022, i.e. 21,000,000 shares. The 2016 Share Incentive Plan was terminated in 2024. There were no outstanding awards under the 2016 Share Incentive Plan as of December 31, 2024.

2024 Share Incentive Plan

In March 2024, the Board approved the 2024 share incentive plan (the “2024 Share Incentive Plan”) in order to provide appropriate incentives to directors, employees, and consultants of the Group, pursuant to which the maximum number of shares of the Group underlying the awards to be granted under the 2024 Share Incentive Plan shall be 30,000,000 Class A ordinary shares, subject to adjustment and/or update by the Board.

Restricted share units

In March 2024, the Group granted 743,366 restricted share units (“RSU”) at par value to certain directors, executive offices and employees pursuant to the 2016 Share Incentive Plan. These grants are vested immediately upon grant. The Group recorded the share-based compensation of RMB112,956 (unaudited) based on the market price of ordinary shares at US$21.02 on the grant date for the six months ended June 30, 2024.

In March 2025, the Group granted 454,997 RSU at par value to certain directors, executive offices and employees pursuant to the 2024 Share Incentive Plan. These grants are vested immediately upon grant. The Group recorded the share-based compensation of RMB66,127 (unaudited) based on the market price of ordinary shares at US$20.05 on the grant date for the six months ended June 30, 2025.

Share Options

On March 22, 2024, the Group granted 916,200 share options to certain directors, executive offices and employees pursuant to the 2024 Share Incentive Plan. The exercise price is US$21.88. The options will be vested 33%, 33% and 34% on each of three anniversary dates from the grant date, respectively. The options have a contractual term of ten years.

The closing price of the Group’s shares immediately before March 22, 2024, the date of grant, was US$21.67 per share. The weighted-average grant date fair value for options granted to directors and employees during the six months ended June 30, 2024 was US$6.7 per share, computed using the binomial option pricing model. The binomial option pricing model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. Expected volatilities are based on the average historical equity volatility of the Group. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

2024
Spot price (US$)	21.02
Exercise price (US$)	21.88
Life of option	10 years
Risk free rate	4.22%
Expected volatility	35.00%
Dividend yield	2.95%
Post-vesting forfeiture rate	5.55%~6.39%
Exercise multiple	1.5x~2.0x

The following table summarized the Group’s share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price US$ per share	Weighted Average Remaining Contractual Life Years	Aggregate Intrinsic Value US$
Share options outstanding as of January 1, 2025	916,200	21.88	9.23	-
Granted	-
Exercised	-
Forfeited	29,952
Share options outstanding as of June 30, 2025	886,248	21.88	8.67	-
Share options exercisable as of June 30, 2025	292,462	21.88	8.67	-

The total share-based compensation expenses relating to these options was RMB9,024 (unaudited) and RMB7,774 (unaudited) during the six months ended June 30, 2024 and 2025. As of June 30, 2025, there was RMB12,773 (unaudited) of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 1.67 years.

8.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Six months ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to ordinary shareholders – basic	4,037,848	3,931,579	548,827
Plus: Interest expense of convertible senior notes	74,977	75,927	10,599
Net income attributable to ordinary shareholders – diluted	4,112,825	4,007,506	559,426
Shares (Denominator):
Weight average ordinary shares outstanding – basic	805,806,731	799,123,030	799,123,030
Plus: Dilutive effect of convertible senior notes	33,029,400	34,237,800	34,237,800

Weight average ordinary shares outstanding – diluted	838,836,131	833,360,830	833,360,830
Earnings per share – basic	5.01	4.92	0.69
Earnings per share – diluted	4.90	4.81	0.67

3,941,928 and 2,914,216 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of June 30, 2024 and June 30, 2025, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

For the six months ended June 30, 2025, the Group had 886,248 share options which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. All outstanding share options are anti-dilutive.

9.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group

Shanghai Mingyu Barcode Technology Ltd.	Controlled by brother of chairman of the Company

ZTO Supply Chain Management Co., Ltd. and its subsidiaries	The Group’s equity investee

ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	The Group’s equity investee

ZTO YunLeng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	The Group’s equity investee

Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	The Group’s equity investee

Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	Controlled by chairman of the Company

Mr. Jilei Wang	Director and Vice President of Infrastructure Management

(a)	The Group entered into the following transactions with its related parties:

	Six months ended June 30,
	2024	2025
Transactions	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Transportation revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	79,969	164,538	22,969
Others	31,385	57,778	8,065
	111,354	222,316	31,034
Cost of revenues:
Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries	366,360	326,501	45,578
Transportation service fees paid to ZTO YunLeng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	61,331	62,975	8,791
Transportation service fees paid to ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	782	6,825	953
Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd.	161,415	182,059	25,414
Others	18,674	69,113	9,648
	608,562	647,473	90,384
Other operating income:
Rental income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	39,948	35,707	4,985
Rental income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries	26,501	21,191	2,958
Others	2,190	1,302	181
	68,639	58,200	8,124
Other income:
Interest Income derived from Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	10,928	8,058	1,125
Others	4,645	1,341	187
	15,573	9,399	1,312

(b)	The Group had the following balances with its related parties:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Amounts due to related parties
Shanghai Mingyu Barcode Technology Ltd.	37,277	33,670	4,700
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	118,874	71,964	10,046
Zhongtong YunLeng Network Technology (Zhejiang) Co., LTD and its subsidiaries	16,675	13,192	1,842
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	12,700	3,670	512
Others	17,240	8,798	1,228
Total	202,766	131,294	18,328

Amounts due to related parties mainly consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2024 and June 30, 2025, respectively.

Trade related amounts due to related parties are normally settled within one year.

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Amounts due from related parties
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries (1)	71,373	67,802	9,465
ZTO Supply Chain Management Co., Ltd. (2)	32,144	1,039	145
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. (3)	53,810	–	–
Others	10,833	16,744	2,337
Total	168,160	85,585	11,947

Amounts due from related parties-non current
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd (4)	421,667	366,917	51,219

Total	421,667	366,917	51,219

(1)

The amount comprised the three-month factoring loan to this related party with 6.44% and 6.34% annualized interest rate for the year ended December 31, 2024 and six months ended June 30, 2025, respectively, accounts receivable generated from the express delivery service provided by the Company and other receivables generated from the property leasing service provided by the Company. The balance of loan was RMB29,040 and RMB29,000 (unaudited) as of December 31, 2024 and June 30, 2025, respectively.

(2)	The amount comprised the three-month factoring loan to this related party and its subsidiaries with 6.44% annualized interest rate for the year ended December 31, 2024 and other receivables generated from the property leasing service provided by the Company. The balance of loan was RMB30,370 and RMB nil (unaudited) as of December 31, 2024 and June 30, 2025, respectively.

(3)	On November 29, 2024, the Company entered into the Property Purchase Agreement with Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd, pursuant to which the Company agreed to purchase, and Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd agreed to sell, the properties at the aggregate consideration of RMB179,720. As of December 31, 2024, RMB53,810 of the amount due from this related party comprised the deposit for the properties purchased from this related party. In 2025, the Company paid the rest of agreed-upon acquisition price of the properties to the related parties, and obtained the title of the properties and relevant amount has been recognized in property and equipment, net.

(4)	The amount comprised a loan to this related party with 5.0% annualized interest rate for a term of 36 months from December 4, 2023 to December 3, 2026. This loan is an extension of the original three-year loan with 7.2% annualized interest rate. Mr. Jilei Wang, the Director of the Company, is the guarantor of this extended loan. In December 2024, Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd paid the RMB100,000 principal and RMB5,000 interest in advance. In January 2025, Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd paid the RMB60,000 principal and RMB3,292 interest in advance. The balance of principal was RMB400,000 and RMB340,000 (unaudited) as of December 31, 2024 and June 30, 2025 and interest receivable was RMB21,667 and RMB26,917 (unaudited) as of December 31, 2024 and June 30, 2025, respectively.

Trade related amounts due from related parties are normally settled within one year.

10.	REPURCHASE OF ORDINARY SHARES

The Board has approved its share repurchase program in November 2018 and made subsequent modifications, whereby the latest modification increased the aggregate value of shares that may be repurchased to US$2.0 billion and extended the effective time through June 30, 2025. The Company expects to fund the repurchases out of its existing cash balance. As of June 30, 2025, the Company has purchased an aggregate of 50,899,498 ADSs at an average purchase price of US$24.13 under the said share repurchase program, including repurchase commissions.

11.	DIVIDENDS

On March 19, 2024, a final dividend in respect of the year ended December 31, 2023 of US$0.62 per ordinary share, in an aggregate amount of US$500,134 (RMB3,600,516), had been approved by the Board of directors of the Company.

On August 20, 2024, an interim dividend in respect of the six months ended 30 June 2024 of US$0.35 per ordinary share, in an aggregate amount of US$282,239 (RMB2,012,929), had been approved by the Board of directors of the Company.

On March 18, 2025, a cash dividend in respect of the six months ended December 31, 2024 of US$0.35 per ordinary share, in an aggregate amount of US$279,913 (RMB2,023,602), had been approved by the board of directors of the Company.

On August 19, 2025, an interim dividend in respect of the six months ended 30 June 2025 of US$0.30 per ordinary share, in an aggregate amount of US$239,926 (RMB1,718,732), had been approved by the Board of directors of the Company.

The above dividends in respect of the years ended December 31, 2023 and 2024 were paid to shareholders of record as of designated record dates.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (https://zto.investorroom.com/). The interim report of the Company for the six months ended June 30, 2025 will be made available for review on the same websites in due course.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context indicates otherwise:

“2024 Plan”	the Company’s share incentive plan adopted on March 19, 2024 as amended from time to time

“ADS(s)”	American depositary share(s) (each representing one Class A ordinary share of the Company)

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Audit Committee”	the audit committee of the Board

“Auditor”	Deloitte Touche Tohmatsu, the independent auditor of the Company

“Board”	the board of Directors

“CG Code”	the Corporate Governance Code as set out in Appendix C1 to the Listing Rules

“China” or “PRC”	the People’s Republic of China

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company’s general meeting

“Company” or “ZTO”	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Contractual Arrangements”	variable interest entity structure and, where the context requires, the agreements underlying the structure, which the Company relies on to provide mail delivery services in China mainly through its consolidated affiliated entities and subsidiaries

“Director(s)”	the director(s) of the Company

“ESG”	environmental, social and governance

“Group”, “the Group”, “we” or “us”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong” or “HK”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules

“NYSE”	New York Stock Exchange

“ordinary share(s)”	Class A and Class B ordinary share(s) of the Company, par value US$0.0001 per share

“Reporting Period”	the six months ended June 30, 2025

“RMB” or “Renminbi”	Renminbi yuan, the lawful currency of China

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of the Share(s)

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$” or “U.S. dollars”	United States dollars, the lawful currency of the United States

“U.S. GAAP”	accounting principles generally accepted in the United States

“weighted voting right” or “WVR”	has the meaning ascribed to it under the Listing Rules

“ZTO ES”	ZTO Es Holding Limited, a company incorporated in the British Virgin Islands

“%”	per cent

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, August 20, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Ms. Di XU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.